U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 24, 2007

FILED VIA EDGAR

Mr. Jim O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: TRUST FOR PROFESSIONAL MANAGERS
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

On behalf of the Trust for Professional Managers (the “Trust”), I hereby submit this application for withdrawal of Post-Effective Amendment (“PEA”) Nos. 20 and 21 to the Trust’s Registration Statement, filed on June 6 and June 23, 2006, respectively, on Form N-1A, pursuant to Rule 477(a) of the Securities Act of 1933 (the “Act”).

PEA Nos. 20 and 21 were filed for the purpose of adding two new series to the Trust: the Minimum Return Fund based on the S&P 500® (Subject to a Financial Guarantee from Assured Guaranty Corp. with Respect to Minimum Redemption Value in 2016) and the Capital Protection Fund based on the S&P 500® (Subject to a Financial Guarantee from Assured Guaranty Corp. with Respect to Minimum Redemption Value in 2011) (the “Funds”).

The Trust is seeking to withdraw PEA Nos. 20 and 21 because additional time is needed to complete the work necessary to obtain information regarding the proposed guarantees discussed in PEA Nos. 20 and 21.

It is my understanding that you have reviewed PEA Nos. 20 and 21. All of your comments will be addressed in a new PEA filing scheduled in the coming months, and any additional changes made to the new PEA filing will be redlined for your review. It is my further understanding that, upon filing the new PEA, the Trust will request that acceleration be granted, provided that all current issues are resolved and the new PEA is in good order.

Please be advised that this confirms that PEA Nos. 20 and 21 were not declared effective by the Commission and that no securities have been sold in connection therewith.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of PEA Nos. 20 and 21 has been signed by the President of the Trust this 24th day of April, 2007.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel A. Spearo at (414) 765-5384.

Sincerely,

/s/ Joseph C. Neuberger

Joseph C. Neuberger
President